Mail Stop 0308					April 22, 2005



VIA U.S. MAIL AND FACSIMILE

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California  92250

Re:	RMD Technologies, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB
      File No. 0-51109
      Filed April 5, 2005

Dear Mr. Galliher:

            We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file marked versions of your amendments on EDGAR.





Item 1.   Description of Business
Industry
2. We note your response to prior comment 1.  We could not locate the
support for the statements that we identified in prior comment 1 other than the statement set forth in the second bullet point. Please mark the supplemental material that you provide with your next amendment.  We also note that you have indicated that you are
"poised
to see explosive expansion."  As we noted, the itemized statements in
prior comment 1 were examples only.  Please provide support for this
statement or delete it.  Also, provide support for the statement that
recycling legislation has been proposed "in many other states, and at
the federal level" that will cause your market to expand to the "entire United States."
3. Similarly, please provide marked supplemental support as previously requested in comment 4.
4. In connection with prior comment 7, we note your reference to "revenues" of $300,000 per year. However, it does not appear that you have balanced that amount with a net income amount as we
requested.   Please revise.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Results of Operations for the Year Ended May 31, 2004
5. In response to prior comment 21 you disclosed the fiscal 2004 total weight collected and average revenue per pound. Please disclose comparative operational metrics for fiscal 2003. Also, please help a reader understand the changes in operational metrics from fiscal 2003 to fiscal 2004 and how those changes affect the comparability of the measures you disclose.
6. The sales and recycling amounts included in your discussion of revenues do not agree to the financial statements. Please revise or advise.

Results of Operations for the Six Months Ended November 30, 2004
7. The gross profit and expense amounts for the six-month period ended November 30, 2004 and related percentage changes included in your discussion of revenues and expenses does not agree to the financial statements. Please revise or advise.





Operating Activities
8. Consistent with previous comments 25 and 26 please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please provide analysis explaining the underlying reasons for significant fluctuations in working capital accounts, for example, accounts receivable and accounts payable. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources
9. It does not appear that you addressed prior comment 27 in your response or by amending your discussion. Please add discussion on how you expect current operations to affect liquidity. Refer to Item
303 of Regulation S-B.
10. It does not appear that you addressed prior comment 28 in your response or by amending your discussion. Please describe any material commitments for capital expenditures and the expected sources of funds for such expenditures. For example, we noted that you offered to purchase the property currently housing all of your operations. Refer to Item 303 of Regulation S-B.

Part II

Item 4. Recent Sales of Unregistered Securities
11. You issued 15,000,000 shares of common stock to two employees, Pat Galliher and Suzanne Galliher, and an affiliate, John Fleming, for services rendered. These services were valued at par value, $0.001 per share or $15,000. In the absence of contemporaneous transactions in your securities at par value or a third party valuation of the securities issued, we assume that the fair value of the services provided is more readily determinable than the value of the securities issued. Please supplementally explain how you determined the fair value of the securities issued or the services rendered, as applicable. In this regard, if the transaction was based on an estimate of the fair value of the services rendered, please tell us, and disclose the specific nature of the services provided. It appears the services were provided over a period of several years since the company`s inception. Accordingly, it would appear that the fair value of the services provided by the three individuals would exceed $15,000. Please reference authoritative guidance supporting your accounting treatment in your supplemental response.






Financial Statements for the Six Months Ended November 30, 2004
and
2003

General
12. Please update your interim financial statements through February
28, 2005 in accordance with Item 310 of Regulation S-B.
13. Please ensure that your updated interim financial statements include appropriate note disclosure consistent with the requirements of Item 310(b) of Regulation S-B and related instructions. In this regard, it appears that, at a minimum, note disclosure of the status of related party transactions and capital leases is necessary given transactions subsequent to your fiscal year-ended May 31, 2004. With respect to related party transactions, we would not object to updated note disclosure similar to Note 3 to your audited financial statements for the year-ended May 31, 2004.

Statements of Operations
14. Losses on sales of assets should be included in your calculation of total loss from operations. Please revise the presentation.
Refer to paragraph 45 of SFAS 144.

Statements of Cash Flows
15. Please revise your statement of cash flows to reflect capital lease transactions as non-cash investing and financing activities consistent with the disclosure requirements in paragraph 32 of SFAS
95. We assume this will require reducing the investing cash outflow line item "Purchase of equipment" by an amount equal to the "Proceeds from capital lease" currently reflected as a financing cash inflow.

Financial Statements for the Fiscal Years Ended May 31, 2004 and
2003

Statements of Operations
16. We reviewed your response to prior comment 40. It appears that there was no change in presentation in the amendment. The response alone does not satisfactorily respond to our prior comment. The prior comment is therefore repeated. The line item "cost of sales" appears to exclude many costs of providing your services and selling your products. Specifically, it appears that you exclude the allocable portion of rent, depreciation, labor, gas, truck parts, maintenance, etc. associated with providing your services and selling your products. Please revise your filing to reclassify all applicable costs of selling your products and services to cost of sales.

17. We reviewed your response to prior comment 41. It appears that there was no change in presentation in the amendment. The response alone does not satisfactorily respond to our prior comment. The prior comment is therefore repeated. You disclose revenues from services and sales separately. Please revise your presentation of cost of sales to provide disaggregated disclosure that mirrors your presentation of revenues.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies
18. We reviewed your response to prior comment 44. Sales of serviceable electronic equipment represent $36,953 of revenues in fiscal 2004. It is unclear whether there is a significant amount of refurbishing to prepare the serviceable electronic equipment for sale. Item 1 states that a secondary source of income for you is from sales of refurbished and or working equipment. The definition of cost as applied to inventories is understood to mean acquisition and production cost. We assume, for example, there are personnel costs incurred in refurbishing equipment, personnel costs incurred in sorting and preparing working equipment for sale and transportation costs associated with transporting the equipment to your facility and to your customers. The exclusion of all direct costs and overheads from inventory costs does not appear consistent with GAAP. Please supplementally explain and disclose how your inventory cost is determined. Specifically address what personnel, warehouse, freight charges, and other general and administrative costs are capitalized and why it was determined to include or exclude the costs from inventory. Refer to Chapter 4 of ARB No. 43.
19. Please revise your disclosure of the specific nature of costs classified as cost of sales and other selling, general and administrative expenses in the statements of operations given your response to the comments above.
20. You disclose that sales of serviceable equipment are recognized at the time of sale. Please supplementally tell us and revise your filing to disclose:
* Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;
* Your customers` rights of inspection, acceptance, and return;
and
* When title passes from you to your customer.

Unless obvious, please explain to us why sales recognition is appropriate upon shipment, If applicable, rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13:A.





Signature Page
21. Please ensure that future amendments are dated as of the filing date.


* * *

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Adam Phippen, Staff Accountant, at 202-824-
5549
or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-942-1898, Ellie Quarles, Special Counsel, at (202) 942-1859,
or
me at 202-942-1900 with any other questions.

      Sincerely,





      H. Christopher Owings
      Assistant Director



cc:	Brian Faulkner, Esq.
      27127 Calle Arroyo, Suite 1923
      San Juan Capistrano, CA  92675
      Fax:  949-240-1362



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RMD Technologies, Inc.
April 22, 2006
Page 6